Exhibit 99.1

Draganfly Announces Q3 Results and Record Nine Months Ended Sep 30/22 Revenue

Los Angeles, CA. November 9, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its third quarter financial results. Revenue for the third quarter was driven by strong product sales.

Key Financial and Operational Highlights for Q3 2022:

●	Revenue for the third quarter of 2022 was $1,876,221, with product sales making up $1,359,986 while the balance came from drone services sales.

●	Gross Profit for Q3 2022 was $626,908. Gross margin percentage for Q3 2022 was 33.4% compared to 40.8% in Q3 2021 due to the sales mix of the products sold.

●	The Company recorded a comprehensive loss of $4,992,533 in the third quarter of 2022 compared to income of $23,975,400 in the same period of 2021. The comprehensive loss for the period includes a non-cash gain in fair value of derivative liability of $305,094 and would otherwise be a loss of $5,297,627. The comprehensive loss for the same period last year would have been $6,586,644 as it included a non-cash gain in fair value of derivative liability of $30,562,044. The $1,289,017 improvement in the loss year-over-year included decreased insurance and professional fees partially offset by increased wages.

●	Cash balance on September 30, 2022 of $11.7 million.

●	Draganfly Unveiled its next-generation UAV platforms at the Commercial UAV Expo in Las Vegas. These include the Commander 3XL and the Draganfly Heavy Lift Drone. The Commander 3XL, the ‘swiss army knife of drones’, is a highly adaptable multirotor VTOL platform featuring a payload capacity of more than 10 kilograms and flight times of up to 50 minutes. The Draganfly Heavy Lift, an ‘industrial workhorse’, is a powerful multirotor VTOL capable of carrying up to 30 kilograms with flight times up to 50 minutes.

●	Draganfly has been accepting a growing roster of wait-list applicants to purchase these next-generation UAV platforms with multiple customers scheduled for delivery of the Commander 3XL in Q4. Draganlfy continues to develop production capacity for anticipated demand in 2023 and beyond. Prospective users can contact the Draganlfy team to schedule a demonstration or develop a customer solution for their use case.

●	Draganfly unveiled its updated Vital Intelligence platform at the California Probation, Parole and Correctional Association’s (CPPCA) 89th Annual Training Conference & Vendor Show. Draganfly’s onsite demonstration consisted of its kiosks and mobile devices. The RGB video feed measures human health data such as heart and respiratory rates, blood pressure, oxygen saturation, and body temperature. That data is shared on an easy-to-read dashboard so users can leverage that information in real-time.

●	Draganfly showcased its Commander 3 XL drone and Smart Vital Intelligence technology to the International Association of Chiefs of Police (IACP) Annual Conference and Exposition. IACP is the largest law enforcement event of the year. More than 16,000 public safety professionals attended to learn about innovations and equip their departments with the latest technology.

●	Draganfly delivered next-generation Medical Response Drones to Coldchain Delivery Systems, LLC (“Coldchain Delivery Systems”) for provision to Revived Soldiers Ukraine (“RSU”). This shipment of Medical Response Drones comes equipped with custom hardware and software updates developed by the Draganfly team. These updates include an automatic payload drop function that uses proximity sensors for safe cargo release from several feet above the ground, a significantly expanded communication range, and enhanced first-person viewing capabilities that allow for day or night operations.

●	Cameron Chell, President, and CEO of Draganfly spoke at the IT Arena 2022 conference in Lviv, Ukraine. He joined UAV, aerospace, and government leaders to discuss the future of UAV technology for the protection and reconstruction of Ukraine.

Draganfly will hold shareholder update and earnings call on November 9, 2022, at 2:30 p.m. PDT / 5:30 p.m. EDT. Registration for the call can be done here: https://bit.ly/3DcpPW7.

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended September 30, 2022, and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR at www.sedar.com and filed on EDGAR at www.sec.gov.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Total revenues	$1,876,221	$1,896,992	$6,290,898	$5,418,600
Gross Profit (as a % of revenues)	33.4%	40.8%	39.1%	37.2%
Net income (loss)	(5,340,815)	23,901,928	(11,069,835)	(28,989,903)
Net income (loss) per share ($)
- Basic	(0.16)	0.82	(0.33)	(1.21)
- Diluted	(0.16)	0.76	(0.33)	(1.21)
Comprehensive income (loss)	(4,992,533)	23,975,400	(10,644,703)	(29,034,603)
Comprehensive income (loss) per share ($)
- Basic	(0.15)	0.82	(0.32)	(1.21)
- Diluted	(0.15)	0.77	(0.32)	(1.21)
Change in cash and cash equivalents	$(4,497,511)	$10,679,941	$(11,351,378)	$25,983,101

As at	September 30, 2022	December 31, 2021
Total assets	$29,355,617	$42,113,240
Working capital	18,500,922	26,836,922
Total non-current liabilities	372,666	465,214
Shareholders’ equity	$26,828,165	$34,926,239

Number of shares outstanding	33,801,531	33,168,946

Notes:

(1) The net income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2022, include a non-cash gain in fair value of derivative liability of $305,094 and 5,168,672 and a recovery on impairment of notes receivable of $nil and $771,260 respectively. The net income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2022 would otherwise have been a loss of $5,645,909 for the net loss, and a loss of $5,297,627 for the comprehensive loss, and a net loss of $17,009,767 and a comprehensive loss of 16,584,635 for the nine months ended September 30, 2022.

(2) Shareholders’ equity and working capital as at September 30, 2022, include a fair value of derivative liability of $391,330 and would otherwise be $27,219,495 and $18,892,252, respectively.

	2022 Q3	2022 Q2	2021 Q3
Revenue	$1,876,221	$2,370,115	$1,896,992
Cost of goods sold	$(1,249,313)	$(1,356,526)	$(1,123,942)
Gross profit	$626,908	$1,013,589	$773,050
Gross margin – percentage	33.4%	42.8%	40.80%
Operating expenses	$(7,007,691)	$(7,176,445)	$(8,006,957)
Operating income (loss)	$(6,380,783)	$(6,162,856)	$(7,233,907)
Operating loss per share - basic	$(0.19)	$(0.19)	$(0.25)
Operating loss per share - diluted	$(0.19)	$(0.19)	$(0.23)
Other income (expense)	$1,039,968	$6,638,171	$31,135,835
Change in fair value of derivative liability *	$305,094	$6,094,438	$30,562,044
Other comprehensive income (loss)	$348,282	$165,009	$73,472
Comprehensive income (loss)	$(4,992,533)	$640,324	$23,975,400
Comprehensive income (loss) per share - basic	$(0.15)	$0.02	$0.82
Comprehensive income (loss) per share - diluted	$(0.15)	$0.02	$0.77

* Included in other income (expense)

(3) The other income (expense) and comprehensive income (loss) for the third quarter of 2022 include a fair value derivative liability non-cash gain of $305,094 and would otherwise be an income of $734,874 and loss of $5,297,627, respectively.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Cameron Chell, President and CEO

306-955-9907 Ext 2

800-979-9794 ext 2

Email: info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov.. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.